UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 12, 2019 titled “GeoPark Announces Expansion of its Latin American Portfolio with New Low-Cost Exploration Acreage Added in Brazil.”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXPANSION OF ITS LATIN AMERICAN PORTFOLIO WITH NEW LOW-COST EXPLORATION ACREAGE ADDED IN BRAZIL

Rio de Janeiro, Brazil – September 12, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced the expansion of its portfolio with four new exploration blocks in the Reconcavo and Potiguar basins in Brazil.

GeoPark was preliminarily awarded the REC-T-58, REC-T-67, REC-T-77 and POT-T-834 blocks in the first cycle of the Permanent Offer held by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The acquired blocks represent low-risk and low-cost exploration acreage, strengthening GeoPark’s existing portfolio in the Reconcavo and Potiguar basins and adjacent to existing producing fields. The Reconcavo blocks are located nearby GeoPark’s recent light oil discovery, Praia dos Castelhanos, in the REC-T-128 block (GeoPark operated, 70% working interest). The blocks cover an area of 30,731 acres in aggregate (or 124 sq km). GeoPark has preliminarily identified multiple oil prospects and leads, based on existing 3D seismic and other relevant data. GeoPark will be the operator with a 100% working interest.

The Company has committed to invest a minimum of approximately $1.3 million in aggregate (including bonus and investment commitments) during the first exploration period of five years.

The winning bids are subject to confirmation of qualification requirements by the ANP.

James F. Park, CEO of GeoPark, said: “GeoPark continues to expand block by block in the most attractive proven Latin American hydrocarbon basins and cost-effectively assemble a unique risk-balanced short-, medium-, and long-term inventory of exciting new growth projects.”

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: September 12, 2019